Exhibit 4.13

Execution Copy

Back-to-Back Letter of Comfort

(the “Back-to-Back LoC”)

Preliminary Remarks

Sono Group N.V. (the “Parent”), a stock corporation under Dutch law, registered with the Dutch commercial register under KVK 80683568 having its business address at Waldmeister Str. 76, 80935 Munich, Germany, holds 100% of the shares in Sono Motors GmbH (the “Company”), a limited liability company under German law, registered with the commercial register of the Local Court of Munich under file no. HRB 224131, having its business address at Waldmeister Str. 76, 80935 Munich, Germany (the Parent and the Company each a “Party” and, collectively, the “Parties”).

On 18 November 2023, the Parties – with the consent of the preliminary custodian (vorläufige Sachwalterin) of the Parent and of the custodian (Sachwalter) of the Company – entered into an agreement with respect to the restructuring of the Company (the “Continuation Agreement”). This Back-to-Back LoC forms and integral part of the Continuation Agreement and by having entered into the Continuation Agreement the Parties also have entered into this Back-to-Back LoC.

From 1 December 2023 until 31 December 2024 a total liquidity need of the Company is expected by the Company and agreed with the Parent under the Going-Concern Budget as defined in the Continuation Agreement (i.e., the going-concern budget attached as Exhibit P.5 to the Continuation Agreement as amended from time to time by an agreement between YA II PN, Ltd. (“Yorkville”), the Parent and the Company) in the amount of EUR 6,141,560.00.

On 18 November 2023, the Parent has received a funding commitment from Yorkville covering the cost forecast under the Going-Concern Budget of both, the Parent and Company (the “Funding Commitment”).

In the context of the audit of the financial statements for the fiscal year 2022 and the SEC Form 20-F Filing (as defined in the Continuation Agreement) the Parent decided to provide the Company with a letter of comfort by the Parent which covers such operative liquidity need to secure the positive going concern prognosis of the Company.

Against this background, the Parties – with the consent of the preliminary custodian (vorläufige Sachwalterin) of the Parent and of the custodian (Sachwalter) of the Company – hereby agree as follows:

Hard internal Letter of Comfort

1.	Effectiveness

This Back-to-Back LoC comes into effect on the day on which the Closing Condition (Section 4 para. (3)) of the Continuation Agreement) is satisfied, as provided for in the Continuation Agreement (the “Effective Date”).

2.	Scope of Parent Commitment

2.1

The Parent hereby undertakes, exclusively and only internally vis-à-vis the Company (hereby accepting this undertaking), to provide the Company with sufficient funds so that the Company will be able to timely fulfill its obligations from (and including) 1 December 2023 until (and including) 31 December 2024 (such term, the “Funding Period” and such Parent’s undertaking, the “Funding Obligation”).

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2.2

Subject to Section 2.3, the Funding Obligation is limited to (i) the amounts forecasted in the Going-Concern Budget, (ii) funds made available to the Parent by Yorkville under the Funding Commitment, and (iii) all other funds available to the Parent. The Parent undertakes to fully comply with all of its obligations under the Funding Commitment, prevent the Funding Commitment from being terminated and exercise and enforce all of its rights under the Funding Commitment so that the Parent has sufficient funds to provide the Company with the amounts forecasted in the Going-Concern Budget. The Parent further undertakes not to agree on any amendment to the Going-Concern Budget without the Company’s consultation and the Company’s consent not to be withheld unreasonably.

2.3

Based on the Going-Concern Budget agreed between the Parties, the Funding Obligation of the Parent under this Back-to-Back LoC shall be limited to a maximum of EUR 6,141,560 (“Maximum Amount”) for the Funding Period.

2.4

The Parent will make available to the Company, and the Company can demand from the Parent, the funds at the time and in the amounts in accordance with the Going-Concern Budget for the Funding Period; provided, however, that:

(a)

the Parent shall make to the Company an initial payment of EUR 3,000,000.00 (the “Initial Payment”) immediately after the Effective Date; the Initial Payment shall be credited to the Parent’s Funding Obligation under this Back-to-Back LoC (including, but not limited to, the Interim Reimbursement pursuant to Section 2.4 (b) and the company’s entitlement to monthly drawings pursuant to Section 2.4 (c)); and

(b)

if the Effective Date is after the beginning of the Funding Period the Funding Obligation shall include the Parent’s obligation to reimburse the Company for all payments made by the Company as from the beginning of the Funding Period until (and including) the Effective Date (the “Interim Period”) up to the amount provided for the Interim Period in the Going-Concern Budget (such reimbursement the “Interim Period Reimbursement”); the Company shall be entitled (but not obligated) to use the Interim Period Reimbursement for the satisfaction of the estate creditors (Massegläubiger – Sec. 53 of the German Insolvency Code (Insolvenzordnung – InsO)), the creditors entitled to separate satisfaction (Absonderungsberechtigte – Sec. 49 et seq. InsO) and/or a whole or partial satisfaction of all insolvency creditors (Insolvenzgläubiger – Sec. 38 InsO) as provided for under Section 2 para. (1) (a) of the Continuation Agreement; and

(c)

the Company shall be entitled to monthly drawings in the amount as provided for in the Going-Concern Budget for the respective calendar month (“Monthly Maximum”), it being understood that (i) – to the extent the Company does not fully draw the Monthly Maximum for a calendar month – the Monthly Maximum for the subsequent calendar month increases by the amount which has not been drawn (one or several times), and (ii) – to the extent the Company does not fully use the amounts drawn for a calendar month – the Monthly Maximum for any subsequent calendar month shall not be affected thereby; and

(d)	Section 2.5 of this Back-to-Back LoC shall remain unaffected.

2.5

Notwithstanding anything to the contrary in this Back-to-Back LoC, the Parent’s payment obligations under this Back-to-Back LoC shall (i) cease to apply in the event of an extraordinary termination of the Funding Commitment by Yorkville; and (ii) be limited to (x) the amounts forecasted in the Going-Concern Budget, (y) funds made available to the Parent by Yorkville under the Funding Commitment, and (z) all other funds available to the Parent. The Parent undertakes vis-à-vis the Company to fully comply with all of its obligations under the Funding Commitment, prevent the Funding Commitment from being terminated and exercise and enforce all of its rights under the Funding Commitment so that the Parent has sufficient funds to provide the Company with the amounts forecasted in the Going-Concern Budget.

2.6

In the event of the Company exceeds the Going-Concern Budget, the Parent will provide further funds, provided that the Parent and the Company, acting reasonably and in good faith, reach an agreement about an adjustment to the Going-Concern Budget and Yorkville consents to such adjustment. For this purpose, the Company shall consult with the Parent immediately if it becomes aware of such excess of the Budget.

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2.7

The obligation of the Parent under this Back-to-Back LoC covers the Funding Period only. The Parent shall neither be obligated to provide funds relating to obligations falling due after the Funding Period nor shall it be obligated to provide funds exceeding the Maximum Amount.

2.8

In the event of a termination of this Back-to-Back LoC, the Funding Period ends on the day on which the termination comes into effect, and the Parent shall not be obligated to provide funds for any subsequent periods.

3.	Loan

Any payments made by the Parent to the Company to settle the Parent’s Funding Obligation shall constitute an interest-bearing loan between the Parent (as lender) and the Company (as borrower) to be repaid – including interest – by the Company to the Parent at the end of this Back-to-Back LoC’s term. Interest shall accrue on the respective amounts as from their drawing until repayment. The interest rate shall be the ECB base rate plus two percentage points p.a. or any other at arms’ length rate as mutually agreed by the Parties.

4.	Term

4.1	This Back-to-Back LoC shall terminate automatically on 1 July 2025, unless the Parties agree on a continuation explicitly and in writing.

4.2

Provided the business and financial development of the Company is according to plan, in particular in accordance with the Going-Concern Budget, the Parties undertake – acting reasonably and in good faith – to extend this Back-to-Back LoC's term when needed, and to agree on a subordination if and when (legally) needed.

4.3	Extraordinary termination rights under mandatory statutory law shall remain unaffected.

5.	Miscellaneous

5.1

Any personal liability of the custodian (Sachwalter) of the Company, the preliminary custodian (vorläufige Sachwalterin) of the Parent, the management of the Parent and/or the management of the Company (including, in each case, of their respective representatives and advisors) under, or in connection with, this Back-to-Back LoC, in particular pursuant to Sec. 60, 61 InsO (including their analogous application), shall be excluded (genuine contract for the benefit of a third party pursuant to Sec. 328 of the German Civil Code (Bürgerliches Gesetzbuch – “BGB”)); this shall not apply in case of intent or fraudulent intent.

5.2	Third parties may not assert any rights from this Back-to-Back LoC.

5.3	Rights and obligations under this Back-to-Back LoC may not be assigned or transferred – wholly or partially – without the prior written consent of the respective other Party.

5.4	Any set-off or retention right of the Parent and/or the Company shall be excluded, unless the existence of such right is undisputed or confirmed by a final court decision.

5.5	This Back-to-Back LoC shall be governed by German law. To the extent legally permitted exclusive place of jurisdiction shall be Munich, Germany.

5.6	Amendments and supplements to this Back-to-Back LoC (including to this Section 5.6) as well as the waiver of any rights under this Back-to-Back LoC must be in writing.

5.7

If one or more of the aforementioned provisions are or will become invalid or unenforceable in whole or in part, the validity and enforceability of the remaining provisions shall remain unaffected thereby. Such invalid or unenforceable provision shall be deemed to be replaced by such valid and enforceable provision which comes as close as possible to the economic purpose of the invalid/unenforceable provision. The same shall apply if the aforementioned provisions contain a gap.

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***

/s/ Torsten Kiedel	/s/ Torsten Kiedel
SONO Group N.V.	Sono GmbH
represented by Torsten Kiedel	represented by Torsten Kiedel

/s/ Jona Christians	/s/ Jona Christians
SONO Group N.V.	Sono GmbH
represented by Jona Christians	represented by Jona Christians

/s/ Markus Volmer	/s/ Markus Volmer
SONO Group N.V.	Sono GmbH
represented by Markus Volmer	represented by Markus Volmer

/s/ Christian Plail	/s/ Dirk Schoene
SONO Group N.V.	Sono GmbH
represented by	represented by
Generalhandlungsbevollmächtigter	Generalhandlungsbevollmächtigter

With consent of:	With consent of:

/s/ Marlene Scheinert	/s/ Ivo-Meinert Willrodt
Marlene Scheinert	Ivo-Meinert Willrodt
Preliminary Custodian	Custodian
(vorläufige Sachwalterin)	(Sachwalter)

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